UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
 (Amendment No. 3)


Red Lion Hotels Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

756764106
(CUSIP Number)

Alexander B. Washburn
c/o Columbia Pacific Advisors, LLC
1910 Fairview Avenue East, Suite 500
Seattle, Washington 98102
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)


June 4, 2010
(Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. []


1.    Names of Reporting Persons
Columbia Pacific Opportunity Fund, L.P.(1)

2.    Check the Appropriate Box if a Member of a Group
(a)   [ ]
(b)   [X}

3.    SEC Use Only

4.    Source of Funds (See Instructions)  WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.    Citizenship or Place of Organization
Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.    Sole Voting Power
3,610,474 shares of Common Stock (2)

8.    Shared Voting Power
0 shares of Common Stock

9.    Sole Dispositive Power
3,610,474 shares of Common Stock (2)

10.   Shared Dispositive Power
0 shares of Common Stock

11. Aggregate Amount Beneficially Owned by Each Reporting Person 3,610,474 shares of Common Stock

12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain
Shares    [ ]

13.   Percent of Class Represented by Amount in Row (11)
19.6% (3)

14.   Type of Reporting Person
PN

(1) The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 3,610,474 shares of Common Stock to which this Schedule 13D relates.

(3) Based on 18,403,492 shares of common stock outstanding as of May 3, 2010, as reported on the Company's most recent Form 10-Q filing.


1.    Names of Reporting Persons
Columbia Pacific Advisors, LLC (1)

2.    Check the Appropriate Box if a Member of a Group
(a)   [ ]
(b)   [X}

3.    SEC Use Only

4.    Source of Funds (See Instructions)  AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.    Citizenship or Place of Organization
Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    Sole Voting Power
3,610,474 shares of Common Stock (2)

8.    Shared Voting Power
0 shares of Common Stock

9.    Sole Dispositive Power
3,610,474 shares of Common Stock (2)

10.   Shared Dispositive Power
0 shares of Common Stock

11. Aggregate Amount Beneficially Owned by Each Reporting Person 3,610,474 shares of Common Stock

12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain
Shares     [ ]

13.   Percent of Class Represented by Amount in Row (11)
19.6% (3)

14.    Type of Reporting Person
               IA

(1) The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 3,610,474 shares of Common Stock to which this Schedule 13D relates.

(3) Based on 18,403,492 shares of common stock outstanding as of May 3, 2010, as reported on the Company's most recent Form 10-Q filing.


1.    Names of Reporting Persons
Alexander B. Washburn (1)

2.    Check the Appropriate Box if a Member of a Group
(a)   [ ]
(b)   [X}

3.    SEC Use Only

4.    Source of Funds (See Instructions)  AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.    Citizenship or Place of Organization
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    Sole Voting Power
3,610,474 shares of Common Stock (2)

8.    Shared Voting Power
0 shares of Common Stock

9.    Sole Dispositive Power
3,610,474 shares of Common Stock (2)

10.   Shared Dispositive Power
0 shares of Common Stock

11. Aggregate Amount Beneficially Owned by Each Reporting Person 3,610,474 shares of Common Stock

12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain
Shares    [ ]

13.   Percent of Class Represented by Amount in Row (11)
19.6% (3)

14.    Type of Reporting Person
               IN

(1) The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 3,610,474 shares of Common Stock to which this Schedule 13D relates.

(3) Based on 18,403,492 shares of common stock outstanding as of May 3, 2010, as reported on the Company's most recent Form 10-Q filing.


1.    Names of Reporting Persons
Daniel R. Baty (1)

2.    Check the Appropriate Box if a Member of a Group
(a)   [ ]
(b)   [X}

3.    SEC Use Only

4.    Source of Funds (See Instructions)  AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.    Citizenship or Place of Organization
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    Sole Voting Power
3,610,474 shares of Common Stock (2)

8.    Shared Voting Power
0 shares of Common Stock

9.    Sole Dispositive Power
3,610,474 shares of Common Stock (2)

10.   Shared Dispositive Power
0 shares of Common Stock

11. Aggregate Amount Beneficially Owned by Each Reporting Person 3,610,474 shares of Common Stock

12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain
Shares    [ ]

13.    Percent of Class Represented by Amount in Row (11)
19.6% (3)

14.    Type of Reporting Person
               IN

(1) The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 3,610,474 shares of Common Stock to which this Schedule 13D relates.

(3) Based on 18,403,492 shares of common stock outstanding as of May 3, 2010, as reported on the Company's most recent Form 10-Q filing.



1.    Names of Reporting Persons
Stanley L. Baty (1)

2.    Check the Appropriate Box if a Member of a Group
(a)   [ ]
(b)   [X}

3.    SEC Use Only

4.    Source of Funds (See Instructions)  AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.    Citizenship or Place of Organization
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    Sole Voting Power
3,610,474 shares of Common Stock (2)

8.    Shared Voting Power
0 shares of Common Stock

9.    Sole Dispositive Power
3,610,474 shares of Common Stock (2)

10.   Shared Dispositive Power
0 shares of Common Stock

11. Aggregate Amount Beneficially Owned by Each Reporting Person 3,610,474 shares of Common Stock

12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain
Shares    [ ]

13.   Percent of Class Represented by Amount in Row (11)
19.6% (3)

14.    Type of Reporting Person
               IN

(1) The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 3,610,474 shares of Common Stock to which this Schedule 13D relates.

(3) Based on 18,403,492 shares of common stock outstanding as of May 3, 2010, as reported on the Company's most recent Form 10-Q filing.



1.    Names of Reporting Persons
Brandon D. Baty (1)

2.    Check the Appropriate Box if a Member of a Group
(a)   [ ]
(b)   [X}

3.    SEC Use Only

4.    Source of Funds (See Instructions)  AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.    Citizenship or Place of Organization
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    Sole Voting Power
3,610,474 shares of Common Stock (2)

8.    Shared Voting Power
0 shares of Common Stock

9.    Sole Dispositive Power
3,610,474 shares of Common Stock (2)

10.   Shared Dispositive Power
0 shares of Common Stock

11. Aggregate Amount Beneficially Owned by Each Reporting Person 3,610,474 shares of Common Stock

12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain
Shares    [ ]

13.   Percent of Class Represented by Amount in Row (11)
19.6% (3)

14.    Type of Reporting Person
               IN

(1) The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 3,610,474 shares of Common Stock to which this Schedule 13D relates.

(3) Based on 18,403,492 shares of common stock outstanding as of May 3, 2010, as reported on the Company's most recent Form 10-Q filing.



                    EXPLANATORY NOTE

       This Amendment No. 3 to Schedule 13D (this "Amendment") relates to the common stock, par value $0.01 per share (the "Common Stock") of Red Lion Hotels Corporation (the "Company"). This Amendment is being filed jointly by Columbia Pacific Opportunity Fund, L.P., a Washington limited partnership (the "Fund"), Columbia Pacific Advisors LLC, a Washington limited liability company (the "Adviser"), Alexander B. Washburn, a U.S. citizen, Daniel R. Baty, a U.S. citizen, Stanley L. Baty, a U.S. citizen, and Brandon D. Baty, a U.S. citizen (each a "Reporting Person" and collectively the "Reporting Persons"). This Amendment is filed to amend the Items set forth below of the Reporting Persons' Schedule 13D previously filed with the Securities and Exchange Commission on June 27, 2008, as amended on February 11, 2009, and as amended on September 1, 2009, by supplementing them with the information set forth herein (the "Schedule 13D"). Mr. Washburn, Mr. D. Baty, Mr. S. Baty and Mr. B. Baty serve as the managing members of the Adviser, which is primarily responsible for all investment decisions regarding the Fund's investment portfolio. The shares of Common Stock reported herein are held in the portfolio of the Fund. Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a "group" for any purpose and the Reporting Persons expressly disclaim membership in a group. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 3.    Source and Amount of Funds or Other Consideration
The shares of Common Stock reported herein were purchased by the Fund using its working capital. No borrowed funds were used to purchase the shares of Common Stock reported herein.

Item 5.    Interest in Securities of the Issuer
       (a) See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number and percentage of shares of Common Stock that may be deemed to be beneficially owned by each of the Reporting Persons.

       (b) See items 7 through 10 of the cover pages to this Schedule 13D for the number of shares of Common Stock that may be deemed to be beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition. Each of the Reporting Persons disclaims beneficial ownership over the securities reported herein except to the extent of such Reporting Persons' pecuniary interest therein.

       (c) The trading dates, number of shares purchased and sold and price per share for all transactions in the shares of Common Stock during the past 60 days by the Reporting Persons on behalf of the Fund were all effected in unsolicited broker transactions on the New York Stock
Exchange as set forth on Exhibit A.

       (d) Each of the Reporting Persons has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, a portion of the Shares reported herein.

       (e)  Not applicable.

Item 7. Material to Be Filed as Exhibits

Exhibit A: Schedule of Transactions in the shares of Common Stock by the Fund during the past 60 days.


       SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 14, 2010    COLUMBIA PACIFIC OPPORTUNITY FUND, L.P. (1)

         /s/ Alexander B. Washburn
By:      Alexander B. Washburn
Title:   Managing Member of Columbia Pacific Advisors, LLC, its
         general partner

Dated:  June 14, 2010    COLUMBIA PACIFIC ADVISORS, LLC (1)

         /s/ Alexander B. Washburn
By:      Alexander B. Washburn
Title:   Managing Member


Dated:  June 14, 2010    /s/ Alexander B. Washburn
                         Alexander B. Washburn (1)



Dated:  June 14, 2010    /s/ Daniel R. Baty
                         Daniel R. Baty (1)


Dated:  June 14, 2010    /s/ Stanley L. Baty
                         Stanley L. Baty (1)


Dated:  June 14, 2010    /s/ Brandon D. Baty
                         Brandon D. Baty (1)


(1) This Amendment is being filed jointly by the Fund, the Adviser, Alexander B. Washburn, Daniel R. Baty, Stanley L. Baty, and Brandon D. Baty pursuant to the Joint Filing Agreement dated August 6, 2009 and included with the signature page to the Fund's Schedule 13D with respect to the Company filed on September 1, 2009 and incorporated by reference herein.

SE-15231 v1



Exhibit A
TRANSACTIONS IN THE SHARES BY THE FUND DURING THE PAST 60 DAYS

Date of            Number of Shares         Approximate Price
Transaction        Purchased/(Sold)         per Share

05/21/2010         12,000                   $6.50
05/24/2010          4,400                   $6.64
05/25/2010          5,000                   $6.51
05/26/2010         40,300                   $6.38
05/26/2010         10,000                   $6.42
05/27/2010          4,900                   $6.64
05/28/2010          8,484                   $6.64
06/01/2010          7,000                   $6.46
06/02/2010          5,000                   $6.46
06/04/2010         23,707                   $6.24
06/07/2010         19,300                   $6.03
06/08/2010         12,642                   $5.88
06/08/2010          2,100                   $5.83
06/09/2010          1,000                   $6.05
06/10/2010          3,000                   $6.18
06/14/2010         10,100                   $6.66